UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 13, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated February 13, 2012 entitled “NXP Semiconductors Announces New Refinancing”.

Exhibits

1.	press release dated February 13, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 13th day of February 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NOT FOR DISTRIBUTION IN ITALY

NXP Semiconductors Announces New Refinancing

Eindhoven, The Netherlands, February 13, 2012 - NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced today that its subsidiary, NXP B.V., together with NXP Funding LLC, is intending to redeem all of its outstanding Euro-denominated 8  5/8% Senior Notes due October 2015, and all outstanding U.S. dollar-denominated 9  1/2% Senior Notes due October 2015, in the total amount of approximately US$775 million. These proposed redemptions would be financed by a US$300 million draw-down under the existing Revolving Credit Facility, as well as by new secured loans up to US$475 million, subject to their completion.

Accordingly, NXP B.V. today launched a transaction seeking commitments for up to US$475 million in new senior secured loans due 2019, the proceeds of which would be used to refinance a portion of the above redemptions. The new secured loans would be drawn as additional loans under NXP’s existing Senior Secured Term Loan Facility. The joint-lead arrangers and joint bookrunners on the transaction are Morgan Stanley Senior Funding, Inc. and BofA Merrill Lynch.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or other instruments.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt

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service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

Liele.de.jong-tops@nxp.com

+31(0)40 272 5202

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